September 5, 2025

Alessandro Zamboni
Executive Chairman
Nuburu, Inc.
7442 S Tucson Way, Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Registration Statement on Form S-1
           Filed on August 29, 2025
           File No. 333-289959
Dear Alessandro Zamboni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Amy Bowler